March 27, 2009
Via EDGAR
Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Pure Cycle Corporation
Form 10-K for Fiscal Year Ended August 31, 2008
Filed November 14, 2008
Form 10-Q for the Quarterly Period Ended November 30, 2008
Filed January 9, 2009
Definitive Proxy Statement on Schedule 14A
Filed December 12, 2008
File No. 0-08814
Dear Mr. Owings:
Set forth below are the responses of Pure Cycle Corporation (the “Company”) to the comments of the Staff of the Division of Corporate Finance, which were delivered in your letter dated March 13, 2009, regarding the Company’s Form 10-K for the fiscal year ended August 31, 2008 filed November 14, 2008, the Company’s Form 10-Q for the quarterly period ended November 30, 2008 filed on January 9, 2009 and the Company’s definitive Proxy Statement on Schedule 14A filed on December 12, 2008.
We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, the Staff’s comments are indicated in bold below, followed by responses on behalf of the Company.
Form 10-K for Fiscal Year Ended August 31, 2008
Item 1. Business. page 3
1.	Please revise to describe what you mean when you say you are ''vertically integrated” and why this is important to an investor’s understanding of your business. Alternatively, remove the term from your disclosure.
Company’s response:
To enhance investor’s understanding of the Company’s business activities, the Company proposes to change its introductory paragraph in our filings, starting with the Form 10-Q for the quarter ended February 28, 2009, to read substantially as follows:

Pure Cycle Corporation is a full service water and wastewater service provider engaged in the design, construction, operation and maintenance of water and wastewater systems. We have a vertically integrated business model which provides us with control and efficiency in the provision of water and wastewater services by owning all components necessary to offer complete water and wastewater services. Having a vertically integrated system means we own all assets required to provide water and wastewater services, including the following:
•	Water rights used to provide domestic and irrigation water to customers;
•	Infrastructure required to withdraw, treat, store and deliver domestic water to customers;
•	Infrastructure required to collect, treat, store and reuse wastewater; and
•	Infrastructure required to treat and deliver reclaimed water for irrigation use by customers.
We provide water and wastewater services utilizing water assets we own, concentrating our services to customers along the Front Range of the metropolitan Denver area.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Overview, page 24
2.	Please expand the overview to provide a balanced, executive-level discussion that addresses the most important matters with which management is concerned. In this regard, you should discuss the primary manner in which the company earns revenues and generates cash. Also discuss more fully the water and wastewater services you provide. You indicate that you own properties with rights to certain amounts of water, but you should expand this disclosure to specify which properties are currently operational and discuss the specific risks related to operating each of these properties, such as the requirements to make significant capital investments to make them operational, to receive change in use permits for certain properties, the bankruptcy of the Sky Ranch developer and the withdrawal of the Lowry Range developer. Please discuss the expected timeframe for commencing operations for each of your properties. See Release No. 33-8350.
Company’s response:
The Company includes the “Overview” section as a guide for helping users navigate the MD&A section of the Form 10-K. Therefore, while the Company proposes to modify the Overview section as discussed below, the Company believes it appropriate to address much of the Staff’s comments in the section of the MDA entitled “Our Business” rather than the Overview section. In response to the Staff’s comments, the Company proposes to add the following paragraph to the Overview section and change the Our Business section of the MDA to substantially the following beginning with the Form 10-Q for the quarter ended February 28, 2009:
Overview
The following sections focus on the key indicators reviewed by management in evaluating our financial condition and operating performance, including the following:
•	Revenue generated from providing water and wastewater services;
•	Expenses associated with developing our water assets; and
•	Cash available to continue development of our water rights and service agreements.

Our Business
Pure Cycle is a water and wastewater service provider that designs, constructs, operates and maintains water and wastewater systems. We currently provide water services to approximately  _____  single-family-equivalent water connections and  _____  single-family-equivalent wastewater connections located in the southeastern Denver metropolitan area. We plan to utilize our significant water assets, which are summarized below, to provide residential/commercial water and wastewater services to other customers located along the Front Range, principally targeting the “I-70 corridor” which is located east of downtown Denver and south of the Denver International Airport. This area is predominately undeveloped and is expected to experience substantial growth over the next 30 years. Our ability to increase our customer base is dependent on new development in our targeted service area and on our ability to enter into contracts to deliver water and wastewater service with land owners, land developers, home builders, and municipalities.
We own nearly 12,000 acre-feet per year of decreed groundwater and surface water rights in the Denver area and have the exclusive rights to use, through the year 2081, approximately 16,700 acre-feet per year of decreed groundwater and surface water located at the Lowry Range (defined in  _____  above/below). In addition to these Denver based assets, we also own approximately 60,000 acre-feet per year of Arkansas River water that is currently being used to irrigate approximately 17,000 acres of land, owned by the Company in southeastern Colorado, and 70,000 acre-feet of conditionally decreed Colorado River water rights on the western slope of Colorado.
We contract with land owners, land developers, home builders, cities, and municipalities to design, construct, operate and maintain water and wastewater systems using our balanced water portfolio consisting of surface water and groundwater supplies, surface water storage, alluvial aquifer storage, and reclaimed water supplies. We generate cash flows and revenues by (i) selling taps (connections) to our water and wastewater systems and/or (ii) monthly service fees and consumption charges from metered deliveries. Tap fee (connection) charges are a one-time fee typically paid by developers which are used to recoup the cost of the Company’s water rights and for construction of the various facilities required to withdraw, store, treat and deliver water to customers and reclaim, store, treat and deliver treated effluent water to satisfy irrigation demands. Monthly service fees and consumption charges from metered deliveries of water and flat monthly fees for wastewater are paid by customers; either homeowners, business owners or consumers of water and wastewater services. Monthly service fees include (i) base monthly fees, (ii) monthly metered water usage fees (both potable and irrigation uses which are charged at different rates) and (iii) other service related fees. During the (NAME PERIODS COVERED BY THE REPORT), we sold  _____  ,  _____  and  _____  water taps, respectively, which generated $  _____  , $  _____  and $  _____  , during (PERIODS COVERED BY REPORT), respectively. During the (NAME PERIODS COVERED BY THE REPORT), we sold  _____  ,  _____  and  _____  wastewater taps, respectively, which generated $  _____  , $  _____  and $  _____  during (PERIODS COVERED BY REPORT), respectively. We also received $  _____  , $  _____  and $  _____  from the sale of water and reclaimed water during (PERIODS COVERED BY THE REPORT), respectively, and we received $  _____  , $  _____  and $  _____  from monthly wastewater service fees during (PERIODS COVERED BY THE REPORT), respectively. Currently all monthly water and wastewater fees are generated utilizing our Rangeview Water Supply. See Critical Accounting Policies below regarding our revenue recognition policies for tap fees and construction fees.
The water rights we own in the Arkansas River in southeastern Colorado are currently being used for agricultural purposes on farms that we own, which are being leased to area farmers. Pursuant to agreements we entered into with High Plains A&M, LLC (“HP A&M”), described in greater detail in Note  _____  to the accompanying financial statements, the management of these farm leases is being performed by HP A&M through August 31, 2011. After that date, depending on certain factors described in the accompanying financial statements, HP A&M may extend the management services agreement, or we may assume management of the farms. Pursuant to the farm management agreement, while HP A&M is managing the leases, HP A&M is responsible for all expenses associated with maintaining the leases with the exception of the water assessment fees paid to the Fort Lyon Canal Company (“FLCC”), which are borne by us. The FLCC is the canal that supplies the water to the farms. As compensation for their farm management responsibilities, HP A&M retains all lease and other income associated with the farms and the water used thereon.
Since our Arkansas River water is currently being used for agricultural purposes, in order to use this water for municipal purposes we must file a change of use application with the Colorado Water Court. This will likely be a long-term process, which may extend from one to more than three years, and require a substantial amount of capital for legal and engineering services. If we successfully change the use of our water rights to include municipal uses, we would then need to construct a pipeline and other infrastructure to transport the water to the Front Range, which could cost in excess of $500 million. We have not yet filed a change of use application. However, we are diligently working with local interests to determine the least intrusive method of transferring water off our farms to serve customers along the Front Range. We are conducting a rotational crop study program and participating in discussions with area interests including the Lower Arkansas Valley Super Ditch (“Super Ditch”), which is a group of Arkansas Valley irrigators that have assembled to study alternatives to traditional “buy and dry” agricultural to municipal water transfers. See also our Risk Factors for additional information on the risks associated with a water transfer case and other risks associated with the Arkansas River water.
Recent Developments:
Lowry Range
As described in  _____  above/below, in January 2009, Lend Lease Lowry Range LLC withdrew as the developer for the Development Parcel of the Lowry Range. We continue to work with the Land Board to develop the Lowry Range water assets for customers located on and off the Lowry Range using the Lowry Range’s surface and groundwater supplies in conjunction with a water management program to provide state-of-the-art, environmentally sensitive, sustainable water and wastewater services, at commercially reasonable rates. During the past twenty years we have been a dedicated partner with the Land Board in the pursuit of development opportunities at the Lowry Range and we continue to invest in and expand our capabilities to provide water and wastewater services to the Lowry Range. Despite Lend Lease’s withdrawal, our agreements with the District and the Land Board remain intact and we remain the exclusive water service provider to 24,000 acres of the Lowry Range. The Land Board continues to own the property and has stated they would like to continue to implement their three part vision for the Lowry Range which includes development, conservation, and water resource development. We look forward to continuing to work with the Land Board on these important and valuable assets. See Risk Factors above for further discussion of the Lowry Range.
Sky Ranch
As reported in  _____  above/below, in 2007 the developer of Sky Ranch filed for Chapter 11 bankruptcy protection. We have filed claims with the bankruptcy court related to the water service agreements and groundwater purchase agreement, and the Sky Ranch development is subject to foreclosure by a bank holding a security interest in the development. Until these matters are resolved, we will not be able to sell taps or water at Sky Ranch. The timing of the resolution of these matters is not with our control and is not predictable. For further information see Risk Factors above.
Critical Accounting Policies, page 24
3.	We note that you have removed the discussion of critical accounting policies seen in your previous Forms 10-K and replaced this disclosure with a reference to Note 2 to your financial statements. As noted in Section V of our Release No. 33-8350, the Management’s Discussion and Analysis should supplement, not duplicate the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in Management’s Discussion and Analysis should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Therefore, in future filings, please:
•	Revise your critical accounting policies to specifically identify your accounting estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and where the impact of those estimates and assumptions on financial condition or operating performance is material.
•	Focus your disclosure on the assumptions and uncertainties that underlie your critical accounting estimates, including such factors as how you arrived at the estimate(s), how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.
•	Disclose each critical accounting policy’s sensitivity to change, based on other outcomes that are reasonably likely to occur. The impact of such reasonably likely changes should be quantified if it would have a material effect on your financial statements.
Company’s response:
The Company will update its critical accounting policies beginning with the Form 10-Q for the quarter ended February 28, 2009. The Company proposes to include the following disclosures:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.
The most significant accounting estimates inherent in the preparation of our financial statements include estimates associated with the timing of revenue recognition, the impairment analysis of our water rights, management’s valuation of the Tap Participation Fee, and stock-based compensation. Below is a summary of these critical accounting policies.
Revenue Recognition
Our revenues consist mainly of tap fees and monthly service fees. In accordance with applicable GAAP, as detailed in our 2008 Annual Report on Form 10-K, proceeds from tap sales are deferred upon receipt and recognized in income based on whether we own or do not own the facilities constructed with the proceeds. Tap fees derived from agreements for which we construct infrastructure the customer will own are recognized in accordance with Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), whereby we recognize tap fees as revenue and costs of construction based on the percentage-of-completion method. The percentage-of-completion method requires management to estimate the percent of work that is completed on a particular project, which could change materially throughout the duration of the construction period and result in significant fluctuations in revenue recognized during the reporting periods throughout the construction process. During the periods covered by this report, we recognized $  _____  , $  _____  and $  _____  of tap fee revenues pursuant to SOP 81-1.
Tap fees derived from agreements for which we own the infrastructure are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition” (“SAB 104”), whereby the up-front fees are recognized as revenue ratably over the estimated service life. Although the cash will be received up-front, and most construction will be completed within one year of receipt of the proceeds, revenue recognition may occur over 30 years or more. Management is required to estimate the service life and currently the service life of the tap fees is based on the estimated useful life of the assets constructed with the tap fees. The “useful life” of the asset is based on management’s estimation of an accounting based useful life and may not have any correlation to the actual life of the asset or the actual service life of the tap. This is deemed a reasonable recognition life of the revenues because the depreciation of the assets constructed generating those revenues will be matched with the revenues.
Impairment of Water Assets and Other Long-Lived Assets
In accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), we review our long-lived assets for impairment at least annually or whenever management believes events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by a comparison of the carrying amount of an asset to estimated future undiscounted net cash flows we expect to be generated by the eventual use of the asset. If such assets are considered to be impaired and therefore the costs of the assets deemed to be unrecoverable, the impairment to be recognized would be the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.
We report assets to be disposed of at the lower of the carrying amount or fair value less costs to sell.
Our Front Range and Arkansas River Water Rights
We determine the undiscounted cash flows for our Denver based assets and the Arkansas River Valley assets by estimating tap sales to potential new developments in our service area and along the Front Range, using estimated future tap fees less estimated costs to provide water services, over an estimated development period. Actual new home development in our service area and the Front Range, actual future tap fees, and actual future operating costs, inevitably will vary from our estimates which could have a material impact on our financial statements as well as our results of operations. We last performed an impairment analysis as of August 31, 2008, and determined that our Rangeview and Arkansas River water assets were not impaired and their costs were deemed recoverable in accordance with SFAS 144. Our impairment analysis is based on development occurring within areas that we have service agreements (e.g. Sky Ranch and the Lowry Range) as well as surrounding areas including the Front Range, and the I-70 corridor. Although the withdrawal of the Lowry Range developer, the Sky Ranch bankruptcy filing, and accounting for changes in the housing market throughout the Front Range have delayed our estimated tap sale projections, they do not alter our water ownership structure nor service obligation to these properties. We anticipate updating our impairment analysis as of August 31, 2009 unless other events or circumstances warrant an update prior to that planned update.

Our Paradise Water Rights
Every six years the Paradise Water Supply is subject to a Finding of Reasonable Diligence review by the water court and the State Engineer. For a favorable finding, the water court must determine that we continue to diligently pursue the development of the water rights. If the water court is unable to make such a finding, our right to the Paradise Water Supply would be lost and we would be required to impair the Paradise Water Supply asset. The most recent diligence review was started in our fiscal 2005 and was completed in 2008, but not without objectors and not without us having to agree to certain stipulations to remove the objections. In order to continue to maintain the Paradise water right, over the next six years we must (i) select an alternative reservoir site; (ii) file an application in Water Court to change the place of storage; (iii) identify specific end users and place(s) of use of the water; and (iv) identify specific source(s) of the water rights for use. We fully intend to meet the stipulations by the date of the next diligence review.
For our Paradise Water Supply, we determined the undiscounted cash flows by estimating the proceeds we could derive from the leasing of the water rights to commercial, industrial, and agricultural users along the western slope of Colorado, and based on the impairment analysis we completed pursuant to SFAS 144 as of August 31, 2008, we believe the Paradise Water Supply is not impaired and the costs are deemed recoverable. We anticipate updating our impairment analysis as of August 31, 2009 unless other events or circumstances warrant an update prior to that planned update.
Tap Participation Fee
On August 31, 2006, we acquired 60,000 acre-feet of Arkansas River water along with approximately 17,000 acres of real property and other associated rights from HP A&M. Along with common stock issued to HP A&M, we agreed to pay HP A&M 10% (this may increase to 20% under circumstances described in Note  _____  to the accompanying financial statements) of our tap fees on the sale of the next 40,000 water taps, of which  _____  water taps remain to be paid as of (DATE OF REPORT). The Tap Participation Fee is payable when we sell water taps and receive funds from such water tap sales or other dispositions of property purchased in the HP A&M acquisition. The Tap Participation Fee liability is valued by estimating new home development in the Company’s service area over an estimated development period. This was done by utilizing third party historical and projected housing and population growth data for the Denver metropolitan area applied to an estimated development pattern supported by historical development patterns of certain master planned communities in the Denver metropolitan area. This development pattern was then applied to estimated future water tap fees determined by using historical water tap fee trends. Based on updated new home activity in the Denver metropolitan area, we updated the estimated discounted cash flow analysis at  _____  .. Actual new home development in our service area and actual future tap fees inevitably will vary significantly from our estimates which could have a material impact on our financial statements as well as our results of operations. An important component in the Company’s impairment analysis, which is based on historical trends, is that the Company reasonably expects water tap fees to continue to increase in the coming years. Tap fees are a market based pricing metric which in part demonstrates the increasing costs to acquire new water supplies, thus a market metric which in part demonstrates the increasing value of the Company’s water assets. We continue to assess the value of the Tap Participation Fee liability whenever events or circumstances indicate the assumptions used to estimate the value of the liability have changed materially. The difference between the net present value and the estimated realizable value will be imputed as interest expense using the effective interest method over the estimated development period utilized in the valuation of the Tap Participation Fee.
Obligations Payable by HP A&M
Certain of the properties we acquired pursuant to the Arkansas River Agreement are subject to outstanding promissory notes with principal and accrued interest totaling approximately $  _____  million at (DATE OF REPORT). These notes are secured by deeds of trust on the properties. We did not assume any of these promissory notes and are not responsible for making any of the required payments under these notes. This responsibility remains solely with HP A&M. However, in the event of default by HP A&M, we may make payments on any or all of the notes and cure any or all defaults. If we do not cure the defaults, we will lose the properties securing the defaulted notes. If HP A&M defaults on the promissory notes, we can foreclose on a defined amount of Pure Cycle stock issued to HP A&M being held in escrow and reduce the Tap Participation Fee by two times the amount of notes defaulted on by HP A&M. Although the likelihood of HP A&M defaulting on the notes is deemed remote, which is the primary reason these notes are not reflected on our balance sheet, we continue to monitor the status of the notes for any indications of default. We are not aware of any defaults by HP A&M as of (DATE OF REPORT).
Stock based compensation
We recognize stock-based compensation expense pursuant to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share Based Payment” (“SFAS 123(R)”). SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model and to expense the fair value over the vesting period of the grant. The fair value of share-based payments requires management to estimate/calculate various inputs such as the volatility of the underlying stock, the expected dividend rate, the estimated forfeiture rate and an estimated life of each option. These assumptions are based on historical trends and estimated future actions of option holders and may not be indicative of actual events which may have a material impact on our financial statements.
4.	Based on your current disclosures, and given your history of operating losses and cash used by operating activities, it is unclear to us how you determined that your investments in water and water systems assets were not impaired at August 31, 2008. To assist us in understanding this matter, please respond to the following comments, separately addressing each water asset group seen in Note 3 to your financial statements in your response:
•	Please tell us when you last performed an impairment test under SFAS 144. If you did not perform an impairment test in either fiscal 2008 or thus far in fiscal 2009, please provide us with a detailed explanation of how you determined such testing was not required based on the guidance in paragraph 8 of SFAS 144. In this regard, we assume that your history of operating and cash flow losses, along with recent negative developments such as the Sky Ranch developer’s bankruptcy filing and the withdrawal of the Lowry Range developer, would indicate that regular impairment testing was needed to support any assumption of recoverability of your water assets.
•	Please provide us with copies of your fiscal 2008 and 2009 impairment tests for your water assets. Your response should include a narrative explanation of the significant assumptions used in your analysis and why you believe your assumptions are reasonable, including any assumptions of additional development of land or creation of new customers beyond what currently exists and the expected timing of these future events. In this regard, we read in Note 3 that that Arkansas River water, Paradise water supply and Sky Ranch water supply assets have not yet been placed into service. You should also specifically address the impact of the Sky Ranch developer’s bankruptcy filing and the withdrawal of the Lowry Range developer, if any, on your analysis.
•	Please explain to us whether and how you have changed the assumptions used in your impairment tests during the periods covered by your Form 10-K and thus far in fiscal 2009.
•	Please ensure that you address the recoverability of your water assets in your critical accounting policies, including explaining the significant assumptions underlying your expectation of recoverability and the sensitivity of such assumptions to change. Given that your water assets comprised 94% of your total assets at August 31, 2008, we believe it is vital that you clearly explain to your investors the uncertainties and assumptions associated with the recoverability of these assets.

Company’s response:
As disclosed in our filings, the Company tests its water assets for impairment in accordance with SFAS 144 at least annually or whenever events or circumstances indicate impairment exists. The Company’s latest impairment analysis was performed as of August 31, 2008. Because the analysis was prepared as an internal memo to support management’s conclusions for its auditors, it is not in an appropriate format for public disclosure. Additionally, the analysis contains revenue projections and strategic business planning information. Therefore, we respectfully request permission to provide this information supplementally to the Staff in a paper filing and that such information be returned to the Company upon completion of the Staff’s review pursuant to rule 12b-4 of the Securities Exchange Act of 1934.
The Company’s water service agreements at the Lowry Range and Sky Ranch are tied to the properties and not to specific developers. The developer’s withdrawal from a development agreement between it and the State Land Board has no impact on our lease agreement with the State Land Board to provide water service to the Lowry Range, nor does it change the fact that the Company has exclusive rights to use approximately 30,000 acre-feet of water derived from the Lowry Range to service customers both on and off the Lowry Range. Our water service agreements with the State Land Board remain in effect and we remain ready to provide water and wastewater services to customers on the Lowry Range.
Similar to the Lowry Range, our service agreements with the Sky Ranch property are recorded interests which run with the property. There is a risk that our agreements may not be upheld, notwithstanding the fact that they are recorded against the property. However, this risk is mitigated by the fact that water is a valuable and limited resource in the region, property owners must demonstrate they have binding commitments which secure water service to their property prior to being considered for a change in land use. Additionally the Sky Ranch bankruptcy has no impact on the Company’s water ownership or ability to supply water to the property. The Company has the capacity to service approximately 180,000 connections using its Front Range water assets and the Arkansas River water. Sky Ranch is a proposed 4,800 unit development which represents less than 3% of our overall water portfolio service capacity. Accordingly, we do not consider events at Sky Ranch to be material events warranting an impairment update. Further, the $100,000 of water purchased from Sky Ranch, although located beneath the property, can be used by the Company elsewhere if Sky Ranch is not developed.
As you will see in the Company’s response to the Staff’s question 3 above, the Company proposes to enhance its impairment disclosures to address these items more effectively.
In addition, the Colorado housing market has continued to show signs of weakness much like other major metropolitan markets in the US. Our forecasts in August 31, 2008 factored this into our impairment analysis and our updated Tap Participation Fee analysis. The result of the weakening housing market had the effect of delaying proposed tap sales which, relative to the value of the water rights, had a minimal impact on the overall valuation of the TPF and had no impact on the impairment analysis. In addition, in conducting its impairment analysis, the Company has reasonably assumed, based on historical trends, that water tap fees will continue to increase over the coming years. Tap fees are a market based pricing metric which in part demonstrates the increasing costs to acquire new water supplies, thus a market metric which in part demonstrates the increasing value of the Company’s water assets.
Results of Operations, page 25
5.	We note your presentation of general and administrative expenses less SFAS l23R expenses on page 26. As this is a non-GAAP measure, please revise to comply with Item 10(e) of Regulation S-K and the related guidance in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please show us what your revisions will look like. Please also apply this comment to your Forms 10-Q and 8-K, as applicable.

Company’s response
The Company will remove the table which presents this non-GAAP measure beginning with our Form 10-Q for the period ended February 28, 2009.
6.	We note your tabular presentation of non-GAAP net loss and non-GAAP net loss per share and the related narrative disclosure on page 28. Please tell us, and explain to your readers in more detail, how management uses this measure. Specifically, please clarify whether management uses this measure to evaluate liquidity or performance.
•	If this is a liquidity measure, explain to us in detail how this complies with Item 10(e) of Regulation S-K. In this regard, your reference to excluding items that do not require the use of current assets implies that this is a liquidity measure; however, the items you are excluding do not appear allowable under Item 10(e)(ii)(A) of Regulation S-K.
•	If this is a performance measure, please explain in better detail the context in which management uses this measure and why you think it is useful to exclude items that do not require the use of current assets when measuring performance. Your current disclosure implies that the measure is used to analyze financial results and allocate resources, but this disclosure should be revised to be more specific.
Additionally, given your statement that you are excluding items that do not require the use of current assets, please better explain why you have not excluded all items that do not require the use of current assets. For example, most of the items classified as non-operating in your statement of operations do not require the use of current assets, and depreciation and depletion do not require the use of current assets. Your current explanation of what you are excluding and why may be confusing to your readers. Please also apply this comment to your Forms 10-Q and 8-K, as applicable.
Company’s Response:
The Company will remove the non-GAAP presentation beginning with our Form 10-Q for the period ended February 28, 2009.
Item 9A. Controls and Procedures. page 61
Evaluation of Disclosure Controls and Procedures, page 61
7.	Please revise this section to state the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. See Item 307 of Regulation S-K. Similarly, we note that your principal executive and principal financial officer have not made a conclusion as to the effectiveness of your disclosure controls and procedures in your Form 10-Q for the quarter ended November 30, 2008. Please revise.
Company’s response:
The Company is proposing to change its disclosure regarding the effectiveness of its disclosure controls and procedures beginning with the February 28, 2009 Form 10-Q, to the following:
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms, and that information is accumulated and communicated to management, including the principal executive and financial officer as appropriate, to allow timely decision regarding required disclosures. The President and Chief Financial Officer evaluated the effectiveness of disclosure controls and procedures as of (DATE OF REPORT), pursuant to Rule 13a-15(b) under the Exchange Act. Based on that evaluation, the President and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective. A system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the system of controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Definitive Proxy Statement on Schedule 14A
Compensation of the Company’s President, page 10
8.	We note your president is eligible for an annual incentive bonus and long-term stock incentives. Please revise to discuss how the company determines the amount of each element of compensation. If the company uses a formula to determine the amounts, please disclose this. See Item 402(b) of Regulation S-K.
Company’s response
The Company does not currently use a formula to determine the amount of each element of compensation for the President. The compensation mix for the President is done at the discretion of the Compensation Committee. To clarify this, the Company proposes adding the following lead-in paragraph to the Company’s compensation disclosure in its 2010 Proxy Statement:
The compensation package for the Company’s President may be comprised of a base salary, incentive bonus and long-term stock incentives. The Compensation Committee does not utilize a specific formula as the basis for determining the President’s compensation package. Instead, the elements of the President’s compensation package are at the discretion of the Compensation Committee.
If you have any comments or questions regarding this letter, please call the undersigned at 303-292-3456.

Very truly yours,
/s/ Mark W. Harding
Mark W. Harding

cc: Wanda J. Abel, Davis, Graham & Stubbs, LLP
      Michael F. Filkoski, GHP Horwath P.C.